SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block Retirement Savings Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2006	3

Notes to Financial Statements	4 - 9

Schedule: *

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	10

Signature	11

Exhibits

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)	12
Consent of Independent Registered Public Accounting Firm

*	Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the H&R Block Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.
/s/ KPMG LLP
Kansas City, Missouri
June 27, 2007

The H&R Block Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Cash and cash equivalents	$32,790,167	$3,450

Investments, at fair value:
H&R Block, Inc. common stock fund	13,776,850	16,042,004
Mutual funds	521,630,845	467,651,422
Common collective trust	50,449,473	46,414,449
Self-directed brokerage accounts	14,300,172	11,733,198
Participant loans	14,440,463	13,332,032

Total investments	614,597,803	555,173,105

Receivables:
Employer contributions	6,313,343	5,753,941
Participant contributions	2,275,200	2,986,802
Dividends	161,346	232,777
Other	393,707	18,393

Total receivables	9,143,596	8,991,913

Total assets	656,531,566	564,168,468

Net assets available for benefits at fair value	656,531,566	564,168,468

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	1,327,846	118,422

Net assets available for benefits	$657,859,412	$564,286,890

See accompanying notes to financial statements

The H&R Block Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

For the Year Ended
December 31, 2006
Additions:
Investment income:
Dividends and interest	$34,886,603
Net appreciation in fair value of investments	37,936,073
Other	585,957

73,408,633

Contributions:
Employer	34,301,025
Participant	60,555,612

94,856,637

Total additions	168,265,270

Deductions:
Distributions to participants	74,369,128
Administrative expenses	323,620

Total deductions	74,692,748

Net increase	93,572,522

Net assets available for benefits
Beginning of year	564,286,890

End of year	$657,859,412

See accompanying notes to financial statements.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of the Plan
General
The H&R Block Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Bank of New York Western Trust Company is the Plan’s trustee.
The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
Eligibility
The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”
Contributions
Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. All participant and matching contributions are invested at the participant’s direction. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2006, the Company contributed $34,301,025 for the matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2006.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vesting
Participant contributions, and earnings thereon, are fully vested and nonforfeitable at all times. Effective July 1, 2003 all employer matching contributions are 100% vested.
Earnings
Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.
Loans
Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Interest rates on participant loans range from 4.0% to 10.5%. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.
Distributions
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement, or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.
Termination
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.
Adoption of New Accounting Standard
Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP No. 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the SEI Stable Asset Fund (the Fund) which is provided as a core investment option to participants in the Plan.
As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year-ended December 31, 2005 for comparative purposes.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.	Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. Investments in common and collective trusts based on the value of the underlying investments and are expressed in units. Participant loans are valued at cost, which approximates fair value.
The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Expenses
All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.
Payment of Benefits
Distributions to participants are recorded when they have been paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments
The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

For the Year Ended
December 31,
2006

H&R Block, Inc. common stock fund	$(828,562)
Self-directed brokerage accounts	1,627,356
Mutual funds	37,137,279

$37,936,073

The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.
Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005

Growth Fund of America Class R5	$42,630,257	$34,956,728
SEI Stable Asset Fund	50,449,473	46,414,449
Dodge & Cox Stock Fund	97,933,295	79,173,022
Vanguard Institutional Index Fund	66,222,233	58,111,292
Vanguard Wellington Fund	183,344,330	155,559,065
Lord Abbett Mid-Cap Value A Fund	*	28,557,775
EuroPacific Growth Fund	50,401,431	33,909,375

*	Less than 5% of Plan’s assets in the applicable year.
4.	Income Tax Status of the Plan
The Plan received its latest determination letter dated November 11, 2003 in which the Internal Revenue Service stated the Plan is in compliance with the applicable requirements of the internal revenue code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5.	Related Party Transactions
As of December 31, 2006 and 2005, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and was paid $322,245 administrative fees and reimbursements during the year ended December 31, 2006.
The Plan’s custodian, H&R Block Financial Advisors, Inc. (“HRBFA”), is an affiliate of the Company.
6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31, 2006

Net assets available for benefits per the financial statements	$657,859,412
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,327,846

Net assets available for benefits per the Form 5500	$656,531,566

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended
December 31, 2006

Total investment income per the financial statements:	$73,408,633
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,327,846

Total investment income	$72,080,787

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

8.	Subsequent Events
Change in Service Provider
Effective January 1, 2007, the Fidelity Management Trust Company (“Fidelity”) became the recordkeeper and custodian. Fidelity will perform certain recordkeeping and administrative functions for the Plan.
On December 29, 2006, the assets held by HRBFA were either transferred in-kind or liquidated with the proceeds sent to Fidelity. Fidelity purchased investments with investment strategies similar to the options provided by HRBFA.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

			(e)
(a)	(b)	(c)	Current
Identity of Issuer or Borrower	Description of Investment	Shares Held	Value

* H&R Block, Inc. Common Stock Fund	H&R Block, Inc. Common Stock	597,830	$13,774,003
	Cash and other assets, net	2,847	2,847

			13,776,850

Mutual funds:
Dodge & Cox Funds	Dodge & Cox Stock Fund	638,168	97,933,295
American Funds Group	EuroPacific Growth Fund	1,082,505	50,401,431
American Funds Group	Growth Fund of America Class R5	1,297,330	42,630,257
Harbor Funds	Harbor Small Cap Value Fund	1,107,600	23,746,938
Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	1,443,497	32,334,330
PIMCO Funds	PIMCO Total Return Fund	2,410,215	25,018,031
Vanguard Group	Vanguard Wellington Fund	5,653,541	183,344,330
Vanguard Group	Vanguard Institutional Index Fund	511,013	66,222,233

			521,630,845
Common Collective Trust:
SEI Investments	SEI Stable Asset Fund	50,449,473	50,449,473

Self-directed brokerage accounts			14,300,172

* Plan participants	Participant Loans, Interest range: 4.0% to 10.5%		14,440,463

Total investments			$614,597,803

Column (d) omitted as cost information is not required for participant directed assets.

*	Indicates party-in-interest to the Plan.
See accompanying report of independent registered accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan
Date	By:	/s/ Jeffrey E. Nachbor
Jeffrey E. Nachbor Senior Vice President and Corporate Controller H&R Block, Inc.